May 29, 2025

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 216
Nanxi Creative Center, Suite 216
Jing   An District, Shanghai, China 200040

        Re: Zhongchao Inc.
            Registration Statement on Form F-3
            Filed May 23, 2024
            File No. 333-279667
Dear Pei Xu:

      It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

      amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or file a request for withdrawal.


       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the
Act.
 May 29, 2025
Page 2

      Please contact Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services


cc:   Puglisi & Associates
      CERTIFIED MAIL
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